July 16, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 2, 2025
           CIK No. 0002055592
Dear Tyler Winklevoss:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Summary of the Transactions, page 7

1. Please briefly summarize your accounting treatment for the transactions. We do not see a discussion of the transaction(s) whereby the Founders receive Class B common stock. Further, on page 78 you disclose that Gemini Space Station, LLC's convertible notes and convertible term loans will convert into LLC Interests immediately prior to or upon consummation of the offering. Tell us whether those LLC Interests will subsequently be converted into Class B (or A) common stock of the registrant and when. As applicable, revise your disclosure to clarify.
 July 16, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 104

2. Refer to prior comment 7. Please disclose, similar to your response, that the applicable regulatory frameworks require you to maintain a minimum level of crypto assets to meet ongoing licensing or regulatory obligations and the regulatory agreement prohibits lending, pledging, rehypothecation, or encumbrance of the assets, but it does not prohibit the sale of such assets.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Related party loans and convertible notes, page F-14

3. We note your response to prior comment 14. Please tell us how you considered the fact that you may not sell, pledge, or rehypothecate the crypto assets in your conclusion that you control those assets. In your response, please describe the purpose behind any regulatory capital requirements and clarify for us how loaned crypto assets can support regulatory requirements if they cannot be sold, pledged or exchanged.
Note 3. Revenue
Transaction revenue, page F-23

4. We have considered your response to our prior comment 18. Please address the following with respect to instant orders executed through the GILP:
           Provide us with copies of any contracts or terms and conditions related to instant orders.
           Provide us with a step by step walkthrough of the instant order process from the perspective of both the buyer and seller of crypto assets. In your response, please clarify for us whether crypto assets used to settle instant orders are sourced from crypto assets held in custody by you in omnibus wallets, held in custody by sellers in their own wallets or a combination of the two. In addition, to the extent you are able, please tell us the gross transaction amount of instant orders for each period presented in your financial statements.
           In your prior response you state "At no point does the Company control the crypto assets in the trade settlement execution, nor are customer assets commingled with corporate assets." Please expand on how you determined you do not have control of the crypto assets at any point in the trade settlement execution. In your response, please explain to us which entity has control of the crypto assets during this process. In addition, please clarify for us whether you obtain legal title to the crypto assets at any point during trade settlement execution and if not explain to us what entity does have legal title at each stage of settlement execution.
           Please provide us with a more detailed discussion of how you considered the indicators in ASC Topic 606-10-55-39 in determining you are the agent with respect to instant orders. In your analysis, please address, but do not limit your response to, the following:
             o Clarify for us how you considered whether you have inventory risk given the statement in your response that GILP takes possession of the crypto assets as
 July 16, 2025
Page 3

                part of settling the trade.
            o In your response you state that you reserve the right to reject any order for any reason. Please expand on this statement and provide us with examples of when you would reject an order.
            o Provide us with a more detailed discussion of how you determined you do not have discretion in setting price. In that regard, we note you provide a firm quote to users when an order is initiated, and you have designed the fill-or-
                kill parameters. Tell us how you considered these facts in your analysis. In addition, please tell us who establishes the fees charged on instant orders and how that fact was considered in your price discretion analysis.

       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Ryan J. Dzierniejko